Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 24, 2007

To the holders of Delhaize Group

American Depositary Shares:

This letter is being furnished to the holders of Delhaize Group American Depositary Shares (ADSs) as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with the ordinary and extraordinary general meeting of shareholders to be held on Thursday, May 24, 2007, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40, 1070 Anderlecht, Brussels, Belgium.

At the ordinary and extraordinary general meeting, the Company’s shareholders will consider and vote on the items of the agenda as further detailed in this information statement. Proposals 13 to 17 were on the agenda of the extraordinary general meeting of shareholders to be held on April 27, 2007, at which the applicable quorum requirement has not been satisfied.

Belgian law does not require a quorum for the ordinary and extraordinary general meeting being held on May 24, 2007. Consequently, decisions at this ordinary and extraordinary meeting can be taken irrespective of the number of Delhaize Group shares represented at the meeting. Items 4 to 12 and 17 can be validly adopted subject to the approval of the majority of the votes cast. Items 13.2, 15.1, 15.2 and 16 can be validly adopted subject to approval of 75% of the votes cast. Item 14 can be validly adopted subject to approval of 80% of the votes cast.

You may vote your shares with respect to the May 24 meeting by following the procedures specified in a separate notice by Delhaize Group’s Depositary, The Bank of New York, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250 ext.2529. If you have questions regarding voting procedures, please contact The Bank of New York toll free within the United States at 1-877-853-2191 or at 1-212-815-3700 for international calls.

Pierre-Olivier Beckers

President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary and Extraordinary General Meeting of Shareholders

May 24, 2007

Agenda

1.	Presentation of the Management Report of the Board of Directors for the Financial Year Ended December 31, 2006		3

2.	Presentation of the Report of the Statutory Auditor for the Financial Year Ended December 31, 2006		3

3.	Communication of the Consolidated Annual Accounts as of December 31, 2006		3

4.	Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2006, including the Appropriation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.32 per Ordinary Share		4

5.	Proposal to Discharge Liability of Directors for the Financial Year Ended December 31, 2006		5

6.	Proposal to Discharge Liability of Statutory Auditor for the Financial Year Ended December 31, 2006		5

7.	Renewal of Terms of Directors		5

	7.1	Proposal to renew the term of Count Richard Goblet d’Alviella for a period of three years	5

	7.2	Proposal to renew the term of Mr. Robert J. Murray for a period of three years	6

	7.3	Proposal to renew the term of Dr. William L. Roper for a period of three years	6

8.	Proposals to Designate each of the Persons listed below as Independent Directors under Belgian Company Code		6

	8.1	Count Richard Goblet d’Alviella	7

	8.2	Mr. Robert J. Murray	7

	8.3	Dr. William L. Roper	7

9.	Proposal to Approve Amendment to Delhaize Group 2002 Stock Incentive Plan		7

10.	Proposal to Approve the Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies		8

11.	Proposal to Approve Accelerated Vesting of Stock Options Upon a Change of Control of the Company		8

12.	Proposal to Approve an Early Redemption of Bonds Upon a Change of Control of the Company		9

13.	Proposal to amend Article 9 A., 1st indent of the Company’s articles of association on the powers of the Board of Directors with respect to the authorized capital		9

14.	Proposal to amend Article 10, 4th indent of the Company’s articles of association on the powers of the Board of Directors with respect to acquisition of Company shares		10

15.	Proposal to amend Article 12 and Article 32, 1st indent of the Company’s articles of association with respect to the dematerialization of bearer securities		10

16.	Proposal to add one indent to Article 37 of the Company’s articles of association with respect to the vote in writing		11

17.	Power to implement the Proposals		11

Item (1)

Presentation of the Management Report of the Board of Directors

for the Financial Year Ended December 31, 2006

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the Company. No later than one month before the date of the ordinary general meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Company Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board will be presented to the shareholders at the ordinary and extraordinary general meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

for the Financial Year Ended December 31, 2006

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2006, (ii) stated that the management reports of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page 102. The consolidated annual report and the report of the statutory auditor on the non-consolidated annual accounts were sent together with the notice to the registered shareholders and are also available on the website of the Company (www.delhaizegroup.com) or upon request made to the Delhaize Group Investor Relations Department.

The reports of the statutory auditor will be presented to the shareholders at the ordinary and extraordinary general meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Presentation of the Consolidated Annual Accounts

as of December 31, 2006

The consolidated annual accounts and the results of the Company as of December 31, 2006 will be presented and discussed at the ordinary and extraordinary general meeting.

No vote is required on the consolidated annual accounts as of December 31, 2006.

Item (4)

Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2006,

including the Appropriation of Available Profit, and

Approve the Distribution of a Gross Dividend of EUR 1.32 (one euro thirty two cents) per Ordinary Share

The following appropriation of the available profit of the Company will be proposed for shareholder approval at the ordinary and extraordinary general meeting:

Appropriation of Profit	(in thousands of EUR)
Available profit from the financial year ended December 31, 2006	145,802
Profit carried forward from previous years	15,317
Total available profit	161,119
Profit to carry forward	(33,270)
Transfer to legal reserve	(88)
Gross dividend of EUR 1.32 per ordinary share	(127,761)

As indicated in the table above, at the ordinary and extraordinary general meeting, the Board will propose the payment of a gross dividend of EUR 1.32 per share. The aggregate amount of the gross dividend related to all the ordinary shares outstanding at the date of the adoption of the annual accounts by the Board, which was March 14, 2007, will therefore amount to EUR 127.8 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, coupon no. 45 attached, between the date of adoption of the annual accounts by the Board, which was March 14, 2007, and the date of their proposed approval by the ordinary and extraordinary general meeting of May 24, 2007.

The Board will communicate at the ordinary and extraordinary general meeting of May 24, 2007 the aggregate number of shares entitled to the 2006 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2006 will be modified accordingly. The maximum number of shares which could be issued between March 14, 2007, and May 24, 2007, assuming that all vested warrants were to be exercised, is 1,792,292. This would result in an increase in the total amount to be distributed as dividend of EUR 2.4 million to a total of EUR 130.1 million and a corresponding decrease of the profit carried forward of EUR 2.4 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge Liability of the Directors for

the Financial Year Ended December 31, 2006

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary and extraordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2006

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary and extraordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Renewal of Terms of Directors

Under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. As of January 1, 1999, the Company set the length of director terms at a maximum of three years. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board for the terms proposed. Each nominee for director has indicated that he is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board unanimously recommends that each shareholder vote FOR the election of each of the nominees named below as a director of the Company for the terms proposed.

7.1	Proposal to renew the term of Count Richard Goblet d’Alviella as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

Count Richard Goblet d’Alviella (1948). Richard Goblet d’Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Mr. Goblet d’Alviella is a member of the board of directors of Sofina as well as a number of the companies in which Sofina has interests or is affiliated, such as Suez, Eurazeo, Danone and Caledonia Investments. Prior to joining Sofina, Mr. Goblet d’Alviella was a Managing Director of the Paine Webber Group and he has a 15-year background in international investment banking in London and New York. Mr. Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in Business Administration from Harvard Business School. Mr. Goblet d’Alviella was elected to the Board of Directors of Delhaize Group in 2001.

7.2	Proposal to renew the term of Mr. Robert J. Murray as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

Mr. Robert J. Murray (1941). Robert J. Murray retired as Chairman of the Board and Chief Executive Officer of New England Business Service, Inc. in January 2004. Mr. Murray had been a director of New England Business Service, Inc. since 1991. From 1997 to 2000, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of Tupperware Brands, Inc., IDEXX Laboratories, Inc., LoJack Corporation and The Hanover Insurance Group. Mr. Murray is a graduate of Boston College and holds a Master’s degree in Business Administration from Northeastern University. Mr. Murray was elected to the Board of Directors of Delhaize Group in 2001.

7.3	Proposal to renew the term of Dr. William L. Roper as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

Dr. William L Roper (1948). William Roper is Dean of the UNC (University of North Carolina) School of Medicine and CEO of the UNC Health Care System. Until March 2004, he was Dean of the UNC School of Public Health at Chapel Hill. He is also a professor of health policy and administration in the School of Public Health, and a professor of pediatrics in the School of Medicine at UNC-CH. Before joining UNC-CH in 1997, Dr. Roper was senior vice president of Prudential HealthCare. Prior to that, he was director of the U.S. Centers for Disease Control and Prevention (CDC) and served on the senior White House staff. He received his Doctor of Medicine from the University of Alabama School of Medicine, and his Master’s degree in Public Health from the University of Alabama at Birmingham School of Public Health. He completed his residency in pediatrics at the University of Colorado Medical Center.

Item (8)

Independence of Directors

All directors with the exception of Chief Executive Officer Pierre-Olivier Beckers have previously been determined by the shareholders to be independent under the criteria of the Belgian Company Code.

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as the Company) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board considered in March 2007 all criteria applicable to the assessment of independence of directors under applicable Belgian Company Code, the Belgian Code on Corporate Governance and NYSE rules and determined that, in the absence of any intervening facts or circumstances, except for the Chief Executive Officer, all the directors of the Company and the nominees named under 8.1 to 8.3 below meet those independence criteria, it being understood that the Board believes that service as a non-executive director for more than three terms does not alone disqualify a director from being independent.

A summary of the guidelines used by the Board to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board of Directors on page 20 of our Corporate Governance Charter, available on the Company’s website at www.delhaizegroup.com. The Board made its determination based on the rules applicable in Belgium and the U.S. based on information provided by all directors regarding their relationships with the Company.

The Board will propose at the ordinary and extraordinary general meeting of May 24, 2007 that the shareholders acknowledge that all directors proposed for renewal are independent within the meaning of the Belgian Company Code.

The proposed resolution only relates to the acknowledgment that the directors whose mandate is proposed to be renewed are meeting the independence criteria under the Belgian Company Code.

For directors to be independent within the meaning of the Belgian Company Code, the following conditions must be met:

•	A director cannot have a relationship with any company that is likely to impair his/her independence at any time.

•

Neither a director nor one of his/her immediate family members can at any time hold shares and/or ADRs representing, whether such shares and/or ADRs are held by such director alone or together with any of his/her immediate family members:

•	more than 10% of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

•

even less than 10% of the capital of the Company, if such director or any of his/her immediate family members is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs.

•

A director cannot qualify as an independent director of the Company if, during a period of two years preceding his/her appointment as an independent director, such person has held a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies. This requirement does not apply to the renewal of the mandate of independent directors of the Company.

•

A director cannot qualify as an independent director if any of the immediate family members of such director hold at any time a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies.

The Board unanimously recommends that the shareholders acknowledge that the directors whose mandate is proposed to be renewed meet the independence criteria under the Belgian Company Code and vote FOR the following proposals:

8.1	Proposal to acknowledge that Count Richard Goblet d’Alviella satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Count Richard Goblet d’Alviella’s biographical information is provided above.

8.2	Proposal to acknowledge that Mr. Robert J. Murray satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Robert J. Murray’s biographical information is provided above.

8.3	Proposal to acknowledge that Dr. William L. Roper satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

William L. Roper’s biographical information is provided above.

Item (9)

Proposal to Approve Amendment to

Delhaize Group 2002 Stock Incentive Plan

The Delhaize Group 2002 Stock Incentive Plan (the “2002 Plan”) previously was approved by the shareholders at the Company’s May 23, 2002 ordinary general meeting of shareholders. A copy of the 2002 Plan as presently in effect is available on the website of the U.S. Securities and Exchange Commission (www.sec.gov) as Exhibit 4.3 to the Company’s Form S-8 registration statement filed May 29, 2002.

The Board proposes to amend the 2002 Plan to increase by Eight Million (8,000,000) the number of Delhaize Group American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, that may be issued pursuant to options granted under the 2002 Plan that satisfy the requirements of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (“Incentive Stock Options”).

The purpose of the 2002 Plan is to enhance the ability of the Company, its wholly-owned subsidiary Delhaize America, Inc. and their respective subsidiaries to attract and retain officers, employees, directors and consultants of outstanding ability and to provide selected officers, employees, directors, consultants and individuals who have accepted an offer of employment from any of these entities with an interest in the Company parallel to that of the Company’s shareholders.

The Belgian Code on Corporate Governance recommends obtaining shareholders’ approval on the issue of stock option plans under which executive managers may be granted options to acquire shares of the Company. The Board also proposes to approve the above amendment to the 2002 Plan to conform to such recommendation.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (10)

Proposal to Approve the Delhaize Group 2007 Stock Option Plan

for Associates of Non-U.S. Companies

The Belgian Code on Corporate Governance recommends obtaining shareholders’ approval on the issue of stock option plans under which executive managers will be granted options to acquire shares of the Company. The Board proposes this year to approve the Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies under which executive managers of the Company may be granted options from 2007 onwards to acquire existing shares of the Company, without dilution effect for the existing shareholders.

The draft Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies is available on the Company’s website at www.delhaizegroup.com.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (11)

Proposal to Approve Accelerated Vesting of Stock

Options Upon a Change of Control of Delhaize Group

Consistent with past practices, the Board intends to issue stock options for management associates of non-U.S. operating companies of the Company, granting to the beneficiaries the right to acquire existing shares of the Company under the terms and conditions of the stock option plan referred to in agenda Item 10 above. One of the provisions of the plan will provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options for acquiring shares of the Company regardless of the vesting period of the options.

Also consistent with past practices, the Board intends to issue up to an additional Eight Million (8,000,000) stock options for management associates of U.S. operating companies of the Company pursuant to the amendment to the stock option plan referred to in agenda Item 9 above, granting to the beneficiaries of such options the right to subscribe to new shares of the Company under the terms and conditions of such stock option plan. One of the provisions of the plan provides that in the event of a change of control over the Company the beneficiaries of such options may have the right to exercise their options for subscribing to new shares of the Company regardless of the vesting period of the options.

In order to be enforceable, Article 556 of the Belgian Company Code requires that these provisions be approved by the shareholders. The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (12)

Proposal to Approve an Early Redemption of Bonds

Upon a Change of Control of Delhaize Group

In its normal course of business, the Company is considering issuing a bond issue within 12 months from the ordinary shareholders meeting of May 2007. The maximum amount of such bond issue would be between EUR 1.2 and 1.5 billion. The proceeds from this bond issue would be used for seasonal and operational needs, to invest in the growth of the business and/or to refinance existing debt. The bond issue may comprise tranches denominated in EUR and/or in USD, and with different maturities, which shall not exceed 10 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates.

Market practice is to include provisions granting the holders of bonds the right to early repayment for an amount not in excess of 101% in the event of a change of control of the Company. In order to be enforceable, Article 556 of the Belgian Company Code requires that such change of control provision be approved by the shareholders. The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (13)

Amendment to Article 9 A., 1st indent of

Delhaize Group’s articles of association

The Board is authorized under Article 9 A. of the Company’s articles of association for a period of five years expiring on June 14, 2007 to increase the share capital of the Company in one or several times up to Forty-Six Million One Hundred Ninety-Six Thousand Three Hundred Fifty-Two euros (EUR 46,196,352). The Board used such authorization mainly to issue convertible bonds for additional equity financing and to issue subscription rights as incentive to managers and officers of the Company or its subsidiaries.

The circumstances in which the Board may decide to increase the share capital of the Company are assessed by the directors in the best corporate interests of the Company.

In case of a share capital increase, the Board is authorized to limit or revoke, in the interest of the Company, the preferential rights provided by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the Company or its subsidiaries.

The Special Report of the Board on the renewal of its powers with respect to the authorized capital prepared pursuant to Article 604 of the Belgian Company Code is available at the Company’s website (www.delhaizegroup.com).

The Board proposes and recommends that the shareholders approve an amendment to Article 9 A., first indent of the Company’s articles of association, which grants authority to the Board to increase the share capital of the Company up to the amount of Forty-Eight Million Three Hundred Ninety-Four Thousand Four Hundred Eighty-Five euros (EUR 48,394,485), for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

Item (14)

Amendment to Article 10, 4th indent of

Delhaize Group’s articles of association

The Board is authorized under Article 10 of the Company’s articles of association, for a period of 18 months expiring on November 24, 2007, to purchase, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one Euro (Euro 1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. The Board could make such purchases, on behalf of the Company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

The Board proposes and recommends that the shareholders approve an amendment to Article 10, fourth indent of the Company’s articles of association, which grants authority to the Board to purchase, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than one Euro (Euro 1) and no greater than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

Item (15)

Amendments to Article 12 and article 32 of Delhaize Group’s articles of association

Article 12 of the Company’s articles of association currently provides that securities are in bearer or registered form. The Belgian law dated 23 December 2005 on the abolition of bearer securities however requires that Belgian companies that have securities listed on a regulated market, such as the Company, amend their articles of association before December 31, 2007 in order to provide for (i) the possibility of issuing dematerialized securities and (ii) the progressive automatic conversion of bearer securities into dematerialized securities. Under Belgian law, bearer securities (titres au porteur / effecten aan toonder) are securities represented by a certificate which entitle its holder to exercise all rights attached to the security merely by holding it. Dematerialized securities (titres dématérialisés / gedematerialiseerde effecten) are securities represented by entries, under the name of their holders, in the book of a depositary institution.

The Board therefore proposes and recommends that the shareholders approve an amendment to Article 12 of the Company’s articles of association which provides for (i) the possibility of having securities in bearer, registered or dematerialized form, (ii) the automatic conversion of bearer securities deposited in a securities account as of January 1, 2008 to dematerialized securities as from that date, (iii) the automatic conversion to dematerialized securities of bearer securities deposited in a securities account after January 1, 2008 at the date of such deposit, (iv) for bearer securities issued on or prior to December 23, 2005 that have not been deposited in a securities account by December 31, 2013 to be automatically converted, their automatic conversion to dematerialized securities as of January 1, 2014, and (v) for bearer securities issued after December 23, 2005 that have not been deposited in a securities account by December 31, 2012 to be automatically converted to dematerialized securities as of January 1, 2013.

In addition, the Board proposes and recommends that the shareholders approve the insertion, after the first indent of Article 32 of the Company’s articles of association, of an indent which provides for the notification procedure applicable to holders of dematerialized securities in order to exercise their rights at the general meeting of shareholders.

Item (16)

Adoption of

Article 37, 5th indent of Delhaize Group’s articles of association

The Board proposes and recommends that the shareholders approve the addition of a fifth indent to Article 37 of the Company’s articles of association which provide for the possibility for any shareholder to vote in writing at any general meeting of shareholders using a form to be provided by the Company.

Item (17)

Power to Implement the Proposals

The Board proposes and recommends that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

Annex 1 to

Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Agenda of the ordinary general meeting (items 1 to 12)

and extraordinary general meeting (items 13 to 17) to be held at the Corporate Support Office of the company on May 24, 2007 at 3:00 p.m. (C.E.T.)

1.	Presentation of management report of the Board of Directors on the financial year ended December 31, 2006.

2.	Presentation of report of the statutory auditor on the financial year ended December 31, 2006.

3.	Communication of the consolidated annual accounts as of December 31, 2006.

4.	Approval of the non-consolidated annual accounts as of December 31, 2006.

Proposed resolution: Approve the non-consolidated annual accounts as of December 31, 2006, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.32 per share.

5.	Discharge of liability of the directors.

Proposed resolution: Approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2006.

6.	Discharge of liability of the statutory auditor.

Proposed resolution: Approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2006.

7.	Renewal of appointment of directors.

7.1	Proposed resolution: Renew the mandate of Count Richard Goblet d’Alviella as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

7.2	Proposed resolution: Renew the mandate of Mr. Robert J. Murray as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

7.3	Proposed resolution: Renew the mandate of Dr. William L. Roper as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

8.	Independence of directors under the Belgian Company Code.

8.1	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Count Richard Goblet d’Alviella, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

8.2	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Mr. Robert J. Murray, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

8.3	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Dr. William L. Roper, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

9.	Amendment to the Delhaize Group 2002 Stock Incentive Plan.

Proposed resolution: Approve an amendment to the Delhaize Group 2002 Stock Incentive Plan to increase by Eight Million (8,000,000) the number of American Depositary Shares, as evidenced by American Depositary Receipts, of the Company that may be issued pursuant to options granted under such plan that satisfy the requirements of Section 422 of the US Internal Revenue Code of 1986, as amended, which also are known as incentive stock options.

10.	Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies under which executive managers are entitled to acquire shares of the Company.

Proposed resolution: Approve the stock option plan of the Company entitled “Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies,” to the extent that executive managers of the Company could be granted options thereunder from 2007 onwards to acquire existing shares of the Company.

11.	Accelerated vesting of stock options upon a change of control of the Company.

Proposed resolution: Approve, pursuant to Article 556 of the Belgian Company Code, any provision in (i) the amended stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan”, (ii) the stock option plan of the Company entitled “Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies” or (iii) any related agreement between the Company and a holder of stock options under such plans, which grants a holder of stock options under either such plan the right to exercise options to acquire shares of the Company, regardless of the vesting period of the stock options, upon a change of control of the Company.

12.	Early redemption of bonds upon a change of control of the Company.

Proposed resolution: Pursuant to article 556 of the Belgian Company Code, approve the provision granting to the holders of the bonds that the Company may issue and place through a private placement to institutional investors within the 12 months following the ordinary shareholders meeting of May 2007, in one or more tranches, denominated in Euro or in another currency, with a maturity or maturities not exceeding 10 years, for a maximum amount of between EUR 1.2 and 1.5 billion, the right to obtain the redemption of the bonds for an amount not in excess of 101% of principal amount plus accrued and unpaid interest, in the event of a change of control of the Company, as shall be provided in the terms and conditions relating to such bonds.

13.	Powers of the Board of Directors with respect to the authorized capital.

13.1	Special report of the Board of Directors regarding the renewal of the authorized capital.

13.2	Amendment of article 9 A., 1st indent of the articles of association.

Proposed resolution: Proposal to replace the first indent of article 9 A. of the articles of association with the following text:

“The board of directors is authorized to increase the share capital in one or several times up to the amount of forty-eight million three hundred ninety-four thousand four hundred eighty-five Euros (EUR 48,394,485) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian Official Gazette.”

14.	Powers of the Board of Directors with respect to acquisition of shares of the Company.

Amendment of article 10, 4th indent of the articles of association.

Proposed resolution: Proposal to replace the fourth indent of article 10 of the articles of association with the following text:

“In addition, on May 24, 2007, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 24, 2007 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

15.	Dematerialization of securities.

15.1	Amendment of article 12 of the articles of association.

Proposed resolution: Proposal to replace the article 12 of the articles of association with the following text:

“Securities are in bearer, registered or dematerialized form. Securities that are not entirely paid up shall remain in registered form.

Holders of securities may request at their expense the conversion of securities to registered form at any time or to dematerialized form at any time as of January 1, 2008.

Bearer securities deposited in a securities account as of January 1, 2008 will be automatically converted to dematerialized form as from that date. Bearer securities that are held in physical form on January 1, 2008 and are subsequently deposited in a securities account at a later date shall be automatically converted to dematerialized form at such later date. Bearer securities issued on or prior to December 23, 2005 that shall not have been deposited in a securities account by December 31, 2013 shall be automatically converted to dematerialized form as of January 1, 2014. Bearer securities issued after December 23, 2005 that shall not have been deposited in a securities account by December 31, 2012 shall be automatically converted to dematerialized form as of January 1, 2013.”

15.2	Amendment of article 32 of the articles of association.

Proposed resolution: Proposal to insert as second indent of article 32 of the articles of association as follows:

“Holders of dematerialized securities must provide notice of their intent to exercise their rights at the meeting to one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice and pursuant to the modalities set forth in such notice, no later than four business days prior to such meeting. Within the same timeframe, one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice will communicate to the company a certificate which certifies the blocking of the shares until, and including, the date of the shareholders meeting.”

16.	Vote in writing.

Addition of one indent to article 37 of the articles of association.

Proposed resolution: Proposal to add the following indent after the fourth indent of article 37 of the articles of association:

“Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 32.”

17.	Powers.

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the ordinary and extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”